May 1, 2026

Qichao Hu
Chief Executive Officer
SES AI Corp
35 Cabot Road
Woburn, MA 01801

       Re: SES AI Corp
           Registration Statement on Form S-3
           Filed on April 24, 2026
           File No. 333-295320
Dear Qichao Hu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Scott Levi